UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2005

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐   40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:  ☐    No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: July 29, 2005

SIERRA WIRELESS, INC.

SECOND QUARTER REPORT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

REPORT TO SHAREHOLDERS

TO OUR SHAREHOLDERS

The second quarter was a strategic turning point for our business. With the decision to exit the Voq initiative and our resulting restructuring, we have reduced our cost structure and refocused the company on our core PC Card and embedded module business, where we have extensive experience, a well established market position and believe there is significant growth opportunity.

Q2 2005 Compared to Q2 2004

During the quarter we incurred restructuring, other costs and legal provisions amounting to $19.2 million.  These charges include inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments, other costs related to the restructuring and future legal costs associated with litigation matters.

Results for the second quarter of 2005, compared to the second quarter of 2004, excluding the impact of restructuring, other charges and legal provisions of $19.2 million, were as follows:

For the three months ended June 30, 2005, our revenue was $21.9 million, compared to $51.6 million in the second quarter of 2004. The change in revenue primarily reflects the decline in sales of our PC cards and embedded modules.

Gross margin decreased to $6.9 million (31.2% of revenue), from $20.9 million (40.5% of revenue) in the second quarter of 2004. Second quarter operating expenses were $15.3 million, compared to $13.5 million for the same period in 2004. We reported a net loss of $7.5 million (loss per share of $0.30), compared to net earnings of $6.0 million (diluted earnings per share of $0.23) in the second quarter of 2004.

Q2 2005 Results Compared to Guidance

Results for the second quarter of 2005, relative to company guidance provided on April 21, 2005, excluding the impact of restructuring, other charges and legal provisions of $19.2 million, were as follows:

Revenue of $21.9 million was better than our guidance range of $20.0 million to $21.0 million. Gross margin of 31.2% was lower than our guidance of 34%. Operating expenses were $15.3 million, better than our guidance range of $16.0 million to $16.2 million. Our net loss of $7.5 million (loss per share of $0.30), was better than our guidance of a loss of approximately $8.5 million (loss per share of $0.33). Our cash flow from operations was negative $12.0 million, consistent with our guidance of negative cash flow.

Business Developments

During the second quarter we achieved a number of product and business development milestones with existing products and with our new PC card and embedded module products under development:

Progress on Products for CDMA 1X and CDMA EVDO Networks and Channels

•                  We commenced shipment of our EM5625 EVDO embedded module to customers outside of North America. The EM5625 is currently in the carrier certification stage with major North American carriers and we expect to begin North American shipments in Q3 2005. We believe the EM5625 will be the first EVDO module available in North America.

•                  During the second quarter, we received new design wins with MobileAria and AirLink.  These design wins are in addition to those announced earlier this year with Panasonic, Itronix, @Road and Falcom.

•                  A distribution agreement with Brightpoint Middle East marked the official launch of our products in the Middle East. The agreement includes distribution of the AirCard® 775, the AirCard 555, and the AirCard 580 wireless wide area network cards, as well as the MP 775 GPS and MP 555 GPS rugged wireless modems to select markets in this region.

•                  MP2 Solutions selected the Sierra Wireless EM3420 embedded module to connect its MRT300 Mobile Retail Terminal to CDMA 1X networks. Customers can use the MRT300 to scan, authorize credit card payments, and check inventory wirelessly in real time.

Progress on Products for GSM/GPRS/EDGE/HSDPA Networks and Channels

•                  Development of our new UMTS/HSDPA PC card products continues to be on track. We were the first company to provide a live demonstration of an HSDPA PC card earlier in the year at 3GSM. Since then, we have continued to work closely with carriers and infrastructure providers around the world, collaborating in the areas of interoperability testing and market trials. Some of the tier one carriers have already selected our HSDPA PC cards and we have received initial purchase orders. We expect to begin commercial volume shipments of UMTS/HSDPA PC cards during the fourth quarter of 2005.

•                  Earlier in the year, we reported design wins from two major laptop OEMs for EVDO mini PCI express modules. During the second quarter, we earned another design win for an HSDPA module with one of these laptop OEM customers.

•                  Together with Guangdong Iscreate Technology Co. Ltd., we announced that the Sierra Wireless AirCard 775 wireless wide area network card is now available from Guangdong Mobile Communications Corporation. The AirCard 775 will be used on the company’s newly launched EDGE network, servicing more than 18 million customers in cities throughout the Guangdong province. Guangdong Mobile has offered the Sierra Wireless AirCard 750 card for use on GSM/GPRS networks since 2002.

•                  We signed a distribution agreement with Multimedia Prospect Sdn Bhd for the Sierra Wireless AirCard 775 in Malaysia. The AirCard 775 card is now available in Malaysia for use on DiGi Telecommunications’ EDGE and GPRS network.

Outlook

We continue to believe that the long-term prospects in the wireless communications industry remain strong, driven by advances in wireless network technologies such as the deployment of next generation 3G networks by carriers worldwide. We believe the deployment of these networks will be a catalyst for increasing the demand for wireless communications products such as those sold by us.

During the remainder of 2005, we will continue to focus our research and development efforts on our core business of PC cards and embedded modules to ensure we are well positioned with new products that will include new 3G airlinks and form factors. We expect these initiatives to provide the foundation for our continued sequential growth and planned return to profitability.

/s/ David B. Sutcliffe
David B. Sutcliffe
President and Chief Executive Officer

This report contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements.  These forward-looking statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements.  Forward-looking statements reflect our current expectations.  The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of July 27, 2005, has been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide highly differentiated wireless solutions worldwide.  We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, and rugged vehicle-mounted modems.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, and vehicle-based systems.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, mobile computing and the Internet, each of which we believe represents a growing market.  Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless operators around the world.

Our products are primarily used by businesses and government organizations to enable their employees to access a wide range of applications, including the Internet, e-mail, messaging, corporate intranet, remote database inquiry and computer aided dispatch.  We sell our products through indirect channels, including wireless operators, resellers and OEMs.

During the latter part of 2003 and throughout 2004, we experienced stronger than expected demand primarily as a result of our strong market position in CDMA EVDO Release 0 PC cards and our CDMA 1X embedded module sales to palmOne.  Customer concentration increased in our revenue base.  Following our considerable revenue and earnings growth in 2004, we experienced a significant reduction in our business in the first half of 2005 as a result of:

•                  The reduction in our embedded module business volumes as a result of the completion of CDMA 1X module shipments to palmOne for their Treo 600 Smartphone at the end of 2004;

•                  Reported channel inventory at some of our channel partners that was already sufficient to meet near term customer demand during the first quarter of 2005; and

•                  The near term impact of increased competition in CDMA EVDO and EDGE PC cards, including a loss of market share at Verizon Wireless.

In June 2005, we announced our decision to exit our Voq professional phone initiative, either by divestiture or by termination.  We also decided to shift some Voq resources to our core PC card and embedded modules business, where we already have well established market positions and believe there are significant growth opportunities.  The announcement included our expectation that we may incur restructuring and other charges associated with the exit of the program.  In addition to the exit of the Voq initiative, we made some non-Voq related reductions to our operating expenses and assets and we recorded a provision for future legal costs associated with litigation matters.

In total, we are reducing our workforce from 321 employees to 270 employees.  Of the 51 employees terminated, 32 left during the second quarter of 2005 and 19 are on working notice that ends during the third quarter of 2005.  Of the 55 people who had been working on the Voq program, 24 were transferred to our core business, 14 were terminated as of June 30, 2005 and 17 are on short term working notice.  For the three and six months ended June 30, 2005, we recorded restructuring and other charges of $18.2 million that includes inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Restructuring charges related to Voq total approximately $13.5 million of the total $18.2 million.  In addition, we recorded a provision of $1.0 million for future legal costs associated with litigation matters.

Our revenue decreased 57.5% to $21.9 million in the second quarter of 2005, compared to $51.6 million in the same period of 2004.  In the second quarter of 2005, our net loss was $26.7 million, or loss per share of $1.05.  Excluding restructuring and other charges of $18.2 million and the provision for future legal costs of $1.0 million, in the second quarter of 2005, our net loss was $7.5 million or loss per share of $0.30, compared to net earnings of $6.0 million, or diluted earnings per share of $0.23, in the same period of 2004.

Our balance sheet remains strong, with $105.7 million of cash, cash equivalents and short-term investments, compared to $120.7 million at March 31, 2005.  During the second quarter of 2005, we used $12.0 million in cash from operations, compared to cash generated from operations of $8.2 million in the second quarter of 2004.

We continue to believe that the long-term prospects in the wireless communications industry remain strong, driven by advances in wireless network technologies such as the deployment of next generation 3G networks by carriers worldwide.  We believe the deployment of these networks will be a catalyst to increasing the demand for wireless communications products such as those sold by us.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end user customers, the timely launch of our new products currently under development and our ability to compete effectively with our competitors.  We expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

During the remainder of 2005, we expect to focus our research and development efforts on our core business of PC cards and embedded modules to ensure we are well positioned with new products that will include new 3G airlinks and form factors. Specific product development initiatives include:

•                  HSDPA PC cards: We have accelerated the development of UMTS HSDPA PC cards.  We provided a live demonstration of an HSDPA PC card earlier in the year at 3GSM.  Since then, we have continued to work closely with carriers and infrastructure providers around the world, collaborating in the areas of interoperability testing and market trials.  Some of the tier one carriers have already selected our HSDPA PC cards and we have received initial purchase orders. We expect to begin commercial volume shipments of UMTS/HSDPA PC cards during the fourth quarter of 2005.

•                  CDMA EVDO Release A PC Cards: Release A brings significant uplink and downlink speed advantages to EVDO.  We have established a strong market position in EVDO Release 0 PC cards and intend to follow this with the introduction of EVDO Release A PC cards that we expect to be available in the second half of 2006, concurrent with the expected commercial deployment by carriers of Release A.

•                  We have been able to capitalize on our embedded modules experience and are in the process of developing a new line of mini-PCI embedded modules designed specifically to meet the needs of laptop manufacturers.  To date, we have received design wins from two laptop OEMs and have commenced integration support with these new prospective customers for our CDMA EVDO mini-PCI embedded modules.  During the second quarter, we earned another design win with one of these laptop OEM customers for an HSDPA mini PCI express module.  Generally, following the award of a design win, the embedded modules sales cycle includes assisting in integration and certification, negotiating supply agreements, receiving forecasts and orders and proceeding with commercial volume shipments.

In addition, during the first half of 2005, we announced design wins to supply our EM5625, an EVDO embedded module, to Panasonic, Itronix, @Road, Falcom, AirLink and MobileAria.  This product is currently in the carrier certification stage.

Results of Operations

The following table sets forth our operating results for the three and six months ended June 30, 2005, expressed as a percentage of revenue:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	127.0	59.5	97.2	59.5
Gross margin	(27.0)	40.5	2.8	40.5
Expenses
Sales and marketing	19.7	8.5	20.5	9.2
Research and development, net	33.7	11.6	34.8	11.5
Administration	17.8	4.9	16.2	4.9
Restructuring and other charges	22.5	—	11.7	—
Amortization	3.1	1.1	3.2	1.3
	96.8	26.1	86.4	26.9
Earnings (loss) from operations	(123.8)	14.4	(83.6)	13.6

Other income	1.0	—	1.8	—
Earnings (loss) before income taxes	(122.8)	14.4	(81.8)	13.6

Income tax expense (recovery)	(1.0)	2.7	(0.3)	2.2
Net earnings (loss)	(121.8)%	11.7%	(81.5)%	11.4%

Our revenue by product, by distribution channel and by geographical region is as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Revenue by product
PC card	75%	55%	70%	53%
Embedded modules	7	32	9	37
Mobile	15	10	18	8
Other	3	3	3	2
	100%	100%	100%	100%

Revenue by distribution channel
Wireless carriers	42%	27%	40%	30%
OEM	8	32	10	38
Resellers	49	41	48	32
Direct and other	1	—	2	—
	100%	100%	100%	100%

Revenue by geographical region
Americas	58%	94%	61%	93%
Europe	14	3	13	4
Asia-Pacific	28	3	26	3
	100%	100%	100%	100%

Restructuring and Other Charges

In June 2005, we announced our decision to exit our Voq professional phone initiative, either by divestiture or by termination.  We also decided to shift some Voq resources to our core PC card and embedded modules business, where we already have well established market positions and believe there are significant growth opportunities.  The announcement included our expectation that we may incur restructuring and other charges associated with the exit of the program.  In addition to the exit of the Voq initiative, we implemented some non-Voq related reductions to our operating expenses and assets as a result of the reduction in our business in the first half of 2005 and we recorded a provision for future legal costs associated with litigation matters.

For the three and six months ended June 30, 2005, we recorded restructuring and other charges of $18.2 million that includes inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Restructuring charges related to Voq total approximately $13.5 million of the total $18.2 million.  Approximately $5.9 million represents cash disbursements, of which $5.2 million are expected to be paid during the third quarter of 2005.

•                  Inventory was written down by $8.6 million and includes a writedown of Voq components and finished goods.

•                  The provision for royalty commitments of $2.7 million relates to a writedown of prepaid royalties in the amount of $0.9 million and a further provision of $1.8 million for contractual commitments.

•                  Fixed and intangible assets impairment charges of $0.9 million and $2.4 million, respectively, consist of writedowns primarily for research and development equipment, test equipment and research and development licenses.  The fixed assets and intangible assets, which are no longer required, have been written down to nil.

•                  We reduced our workforce by 51 employees, of which 32 were terminated during the second quarter of 2005 and 19 are on working notice that ends during the third quarter of 2005.  Workforce reduction charges of $1.5 million were related to the cost of severance and benefits associated with the 32 employees terminated during the second quarter of 2005.  Of the 55 people who had been working on the Voq program, 24 were transferred to our core business, 14 were terminated as of June 30, 2005 and 17 are on short term working notice.  As at June 30, 2005, the workforce reduction liability was $1.5 million which is expected to be substantially drawn down by the end of the third quarter of 2005.

•                  As a result of the above noted workforce reduction, the facilities restructuring provision was increased by $0.7 million to reflect the costs related to the leased facilities that are greater than our current requirements.

•                  We have increased our deferred tax asset valuation allowance by $0.5 million, thereby reducing our deferred tax asset to nil, to reflect the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

•                  Other charges of $0.9 million include provisions for tooling purchase commitments and professional fees incurred in connection with the restructuring activities.

We also recorded a provision for legal costs of $1.0 million.  This is related to the class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws.

Results of Operations – Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004

Revenue

Revenue amounted to $21.9 million for the three months ended June 30, 2005, compared to $51.6 million in the same period of 2004, a decrease of 57.5%.  The decrease in revenue was due primarily to a decrease in sales of PC cards and embedded modules.  PC card revenue decreased primarily due to the impact of increased competition in CDMA EVDO PC cards, including a loss of market share at Verizon Wireless, and lower sales of legacy 2.5G products.  Embedded module revenue decreased primarily due to the completion of shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.  During the second quarter, revenue from Voq was nil and we also announced our plan to exit the Voq professional phone initiative, either by divestiture or by termination.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end user customers, the timely launch of our new products currently under development and our ability to compete effectively with our competitors.  We expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 58%, 14% and 28%, respectively, of our total revenue in the second quarter of 2005 and 94%, 3% and 3%, respectively, in the same period of 2004.  Our North American business has decreased significantly compared to the prior year as a result of a decline in sales of our PC card and embedded module products to certain North American customers.  As has been the case in the past several years, our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments from wireless operators. In Europe, the deployment of UMTS networks continues to negatively affect our GSM/GPRS sales in that region, as we currently do not have a UMTS product. This negative impact is partially offset by sales of our EDGE product. We expect to introduce our first UMTS/HSDPA product in the fourth quarter of 2005.  Our business in the Asia-Pacific region has increased as a result of strong sales of CDMA EVDO and EDGE PC cards.

In the second quarter of 2005, two customers individually accounted for more than 10% of our revenue and in aggregate these two customers represented 29% of our revenue.  This compared favorably with the same period last year in which three customers individually accounted for more than 10% of our revenue and these three customers represented approximately 64% of our revenue.

Gross margin

Gross margin amounted to negative $5.9 million in the second quarter of 2005.  Of the total $18.2 million restructuring charge, $12.8 million is recorded in gross margin.  Excluding this amount, gross margin amounted to $6.9 million, or 31.2% of revenue, in the second quarter of 2005, compared to $20.9 million, or 40.5% of revenue, in the second quarter of 2004.  The decline in gross margin percentage resulted primarily from lower selling prices of our PC card products and the impact of lower volumes overall, offset slightly by the positive impact of a favorable product mix between higher margin PC cards and mobiles versus lower margin embedded modules.  Included in our gross margin for the second quarter of 2005 were non-recurring supply chain costs that negatively impacted gross margin by approximately 2%.

We expect our gross margin percentage to continue to fluctuate from quarter to quarter as a result of changes in product mix, competition, changes in geographical mix and changes in product cost.

Sales and marketing

Sales and marketing expenses decreased slightly to $4.3 million in the second quarter of 2005, compared to $4.4 million in the same period of 2004.  Sales and marketing expenses as a percentage of revenue increased to 19.7% in 2005, compared to 8.5% in 2004, due primarily to the decrease in revenue for the second quarter of 2005.  We expect that sales and marketing costs will decrease as a result of our business restructuring.  We will continue to make investments in sales and marketing as we market existing products, introduce new products, expand our distribution channels in the Americas and the Asia-Pacific region and focus on core customers in Europe.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $7.4 million in the second quarter of 2005, compared to $6.0 million in the second quarter of 2004, an increase of 23.5%.

Gross research and development expenses, before government research and development funding, were $7.8 million or 35.8% of revenue in the second quarter of 2005, compared to $6.3 million, or 12.3% of revenue, in the second quarter of 2004.  Repayment of TPC funding of $0.2 million was included in our gross research and development expenses in the second quarter of 2005, compared to $0.5 million in 2004.  Gross research and development expenses increased due to the development of new PC cards, embedded modules and the next generation of the Voq professional phone.  Our decision in June 2005 to exit the Voq professional phone initiative will reduce gross research and development expenditures in the future and TPC funding associated with the initiative will cease.  However, we expect our gross research and development expenses to continue to increase in our core business as we invest in next generation technology and develop new products.

Administration

Administration expenses amounted to $3.9 million, or 17.8% of revenue, in the three months ended June 30, 2005, compared to $2.5 million, or 4.9% of revenue, in the same period of 2004.  The increase of $1.4 million is due primarily to the provision of $1.0 million for future legal costs related to litigation matters and an increase in professional fees.

Restructuring and other charges

During the three months ended June 30, 2005, we decided to exit the Voq professional phone initiative and to implement some non-Voq related reductions to our operating expenses and assets.  As a result, in the second quarter of 2005, we recorded restructuring and other charges of $18.2 million consisting of inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Of this amount, $4.9 million was charged to restructuring and other charges, $12.8 million to cost of goods sold and $0.5 million to income tax expense.

Other income

Other income increased to $0.2 million in the second quarter of 2005, compared to nil in the same period of 2004.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase is due primarily to an increase in interest income from rising interest rates that was partially offset by foreign exchange losses.

Income tax expense (recovery)

Income tax recovery was $0.2 million in the second quarter of 2005, compared to $1.4 million of income tax expense in the second quarter of 2004.  Income tax recovery, excluding the increase in our deferred tax asset valuation allowance of $0.5 million, was $0.7 million.  The income tax recovery is a result of the utilization of loss carrybacks to recover income taxes previously paid in 2004.

Net earnings (loss)

Our net loss amounted to $26.7 million, or loss per share of $1.05, in the three months ended June 30, 2005.  Our net loss, excluding restructuring and other charges of $18.2 million and the provision for future legal costs of $1.0 million, was $7.5 million, or loss per share of $0.30, in the second quarter of 2005, compared to net earnings of $6.0 million, or diluted earnings per share of $0.23, in the same period of 2004.

The weighted average diluted number of shares outstanding decreased to 25.4 million in the second quarter of 2005, compared to 26.2 million in the same period of 2004.

Results of Operations – Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Revenue

Revenue amounted to $42.1 million for the six months ended June 30, 2005, compared to $93.2 million in the same period of 2004, a decrease of 54.8%.  The decrease in revenue was due primarily to a decrease in sales of PC cards and embedded modules.  PC card revenue decreased primarily due to reported channel inventory at some of our channel partners that was sufficient to meet near term customer demand and the near term impact of increased competition in CDMA EVDO PC cards, including a loss of market share at Verizon Wireless.  Embedded module revenue decreased primarily due to the completion of shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.  During the first half of 2005, revenue from Voq was modest and we also announced our plan to exit the Voq professional phone initiative, either by divestiture or by termination.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end user customers and the timely launch of our new products currently under development.  In addition, we expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 61%, 13% and 26%, respectively, of our total revenue for the first half of 2005 and 93%, 4% and 3%, respectively, in the same period of 2004.  Our North American business has decreased significantly compared to the prior year as a result of a decline in sales of our PC card and embedded module products to certain North American customers.  As has been the case in the past several years, our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments from wireless operators.  In Europe, the deployment of UMTS networks continues to negatively affect our GSM/GPRS sales in that region as we currently do not have a UMTS product. This negative impact is partially offset by sales of our EDGE product.  We expect to introduce our first UMTS/HSDPA product in the fourth quarter of 2005.  Our business in the Asia-Pacific region has increased as a result of strong sales of CDMA EVDO and EDGE PC cards.

In the first half of 2005, two customers individually accounted for more than 10% of our revenue and in aggregate these two customers represented approximately 27% of our revenue.  This compared favorably with the same period last year in which three customers individually accounted for more than 10% of our revenue and these three customers represented approximately 58% of our revenue.

Gross margin

Gross margin amounted to $1.2 million in the first half of 2005.  Of the total $18.2 million restructuring charge, $12.8 million is recorded in gross margin.  Excluding this amount, gross margin amounted to $14.0 million, or 33.2% of revenue, in the first half of 2005, compared to $37.7 million, or 40.5% of revenue, in the first half of 2004.  The decline in gross margin percentage resulted primarily from lower selling prices of our PC card products and the impact of lower volumes overall, offset slightly by the positive impact of a favorable product mix between higher margin PC cards and mobiles versus lower margin embedded modules.  Included in our gross margin for the six months ended June 30, 2005 were non-recurring supply chain costs that negatively impacted gross margin by approximately 1%.

We expect our gross margin percentage to continue to fluctuate from quarter to quarter as a result of changes in product mix, competition, changes in geographical mix and changes in product cost.

Sales and marketing

Sales and marketing expenses remained stable at $8.6 million in both the six months ended June 30, 2005 and 2004.  Sales and marketing expenses as a percentage of revenue increased to 20.5% in 2005, compared to 9.2% in 2004, due primarily to the decrease in revenue for the first half of 2005.  We expect that sales and marketing costs will decrease as a result of our business restructuring.  We will continue to make investments in sales and marketing as we market existing products, introduce new products, expand our distribution channels in the Americas and the Asia-Pacific region and focus on core customers in Europe.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $14.7 million in the six months ended June 30, 2005, compared to $10.7 million in the same period of 2004, an increase of 36.6%.

Gross research and development expenses, before government research and development funding, were $15.5 million or 36.9% of revenue in the first half of 2005, compared to $12.5 million, or 13.4% of revenue, in the same period of 2004.  Repayment of TPC funding of $0.4 million was included in our gross research and development expenses in the first half of 2005, compared to $0.8 million in 2004.  Gross research and development expenses increased due to the development of new PC cards, embedded modules and the next generation of the Voq professional phone.  Our decision to exit the Voq professional phone initiative will reduce gross research and development expenditures in the future and TPC funding associated with the initiative will cease.  However, we expect our gross research and development expenses to continue to increase in our core business as we invest in next generation technology and develop new products.

During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million to support the development of a range of third generation wireless technologies.  The agreement is effective for development work commencing April 2003.  Funding of $1.8 million was recognized during the first half of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.  Our TPC funding is based on research and development work completed in each quarter.

Administration

Administration expenses amounted to $6.8 million, or 16.2% of revenue, in the six months ended June 30, 2005, compared to $4.6 million, or 4.9% of revenue, in the same period of 2004.  The increase of $2.2 million is due to the provision of $1.0 million for future legal costs related to litigation matters and an increase in professional fees.

Restructuring and other charges

During the six months ended June 30, 2005, we decided to exit the Voq Professional Phone initiative and to implement some non-Voq related reductions to our operating expenses and assets.  As a result, in the first half of 2005, we recorded restructuring and other charges of $18.2 million consisting of inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Of this amount, $4.9 million was charged to restructuring and other charges, $12.8 million to cost of goods sold and $0.5 million to income tax expense.

Other income

Other income increased to $0.8 million in the first half of 2005, compared to nil in the same period of 2004.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase is due primarily to an increase in interest income from rising interest rates that was partially offset by foreign exchange losses.

Income tax expense (recovery)

Income tax recovery was $0.1 million in the first half of 2005, compared to $2.1 million of income tax expense in the same period of 2004.  Income tax recovery, excluding the increase in our deferred tax asset valuation allowance of $0.5 million, was $0.6 million.  The income tax recovery is a result of the utilization of loss carrybacks to recover income taxes previously paid in 2004.

Net earnings (loss)

Our net loss amounted to $34.3 million, or loss per share of $1.35, in the six months ended June 30, 2005.  Our net loss, excluding restructuring and other charges of $18.2 million and the provision for future legal costs of $1.0 million, was $15.1 million, or loss per share of $0.60, in the first half of 2005, compared to net earnings of $10.6 million, or diluted earnings per share of $0.41, in the same period of 2004.

The weighted average diluted number of shares outstanding decreased to 25.4 million in the first half of 2005, compared to 26.1 million in the same period of 2004.

Board and Management Changes

In April, the Board of Directors separated the roles of Chair and Chief Executive Officer (“CEO”) and replaced the Lead Independent Director position with a non-executive Chair position.  Peter Ciceri, our Lead Independent Director was selected as Chair.  David Sutcliffe, previously our Chair and CEO, has become our President and CEO.  These changes reflect the evolution of corporate governance best practices and were effective as of April 26, 2005.

Separately, David Sutcliffe, who has served as our CEO and director for ten years, announced that he plans to retire as President and CEO around the end of 2005.  Mr. Sutcliffe plans to continue to serve as an outside director of the Company after his retirement as CEO.  The Board of Directors is conducting a comprehensive search process, considering both external and internal candidates, and expects to appoint the next CEO later in 2005.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  Earlier this year, the defendants filed motions to dismiss the plaintiffs’ second amended complaint.  On May 31, 2005, the Court granted the defendants’ motions and dismissed the plaintiffs’ second amended complaint without prejudice.  The plaintiffs filed their third amended complaint on July 7, 2005 and all the defendants, including the Company, have until August 22, 2005 to file motions to dismiss the plaintiffs’ third amended complaint.  We expect that the Court will hear the motions to dismiss in November 2005.  We have given notice to our liability insurance carrier who has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss.  We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

The Company and certain of our officers are named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws.  We are assessing the complaints and have not yet been required to file our response.  We have given notice to our liability insurance carrier, who has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any, however, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1.0 million.  Therefore, we have accrued $1.0 million in our results of operations for the three and six months ended June 30, 2005.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We were added as a defendant in existing civil action no. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  Since that date, we have reached an agreement with MLR, under which we received non-royalty bearing licenses to use all of MLR’s present and future patents for all of our products and MLR released us from all claims related to their patent portfolio.  MLR has dismissed all claims against us in the lawsuit.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve.  We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the six months ended June 30, 2005, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining if collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $11.3 million and goodwill of $19.2 million generated from our acquisition of AirPrime in August 2003.  Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of 2004 and determined that the fair value amount exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill is not required.

•                  We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If we suffer a decrease in the quality of our products, we may increase our accrual.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 and the second quarter of 2005 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  If market conditions change, we will adjust our provision.

•                  We are engaged in certain legal actions. We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

Liquidity and Capital Resources

Operating Activities

Cash used by operating activities amounted to $19.7 million for the first half of 2005, compared to cash provided by operating activities of $13.5 million in the same period of 2004.  The use of cash in the first six months of 2005 primarily resulted from the loss from operations of $34.3 million adjusted for non-cash items, inventory levels and changes in other operating assets and liabilities of $14.6 million.  Our working capital has decreased from December 31, 2004 as a result of the significant decline in our business and the cash costs of the business restructuring.  During the second quarter of 2005, non-Voq related inventory decreased by $2.0 million.

Investing Activities

Cash used by investing activities was $63.3 million for the six months ended June 30, 2005, compared to cash provided by investing activities of $18.9 million in the same period of 2004.  The use of cash during 2005 was due primarily to the purchase of short-term investments of $57.7 million.  Expenditures on intangible assets were $1.0 million and on fixed assets were $4.6 million for the six months ended June 30, 2005, compared to $1.6 million and $3.5 million, respectively, in the same period of 2004.  Expenditures on intangible assets were primarily for license fees and patents while capital expenditures were primarily for tooling, research and development equipment, computer equipment and software.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $0.8 million in the first half of 2005, compared to cash provided by financing activities of $3.4 million during the same period in 2004.  The use of cash in the six months ended June 30, 2005 was primarily for repayment of long-term liabilities.  The source of cash in 2004 was primarily from the issuance of common shares upon the exercise of stock options, offset slightly by repayments of our long-term obligations.

As of June 30, 2005, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, the cash costs of the business restructuring, capital expenditures and other obligations discussed below.  In the near term, we expect that our cash flow from operations will be negative.  The cash costs of the business restructuring total approximately $5.9 million, of which $5.2 million are expected to be paid during the third quarter of 2005.  We believe our cash, cash equivalents and short-term investments of $105.7 million and cash generated from operations will be sufficient to fund our expected working and other capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the second half of 2005 are expected to be primarily for research and development equipment, tooling, licenses and patents.  However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of June 30, 2005:

In 000s of US $ Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2005	$1,377	$316	$1,693
2006	2,714	284	2,998
2007	2,786	—	2,786
2008	2,773	—	2,773
2009	2,095	—	2,095
2010	2,086	—	2,086
Thereafter	1,263	—	1,263
Total	$15,094	$600	$15,694

We have entered into purchase commitments totaling approximately $13.0 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

Sources and Uses of Cash

During 2004, we had an operating line of credit of $10.0 million, which bore interest at prime plus 1.25% per annum. This line of credit was secured by a general security agreement providing a first charge against all assets.  On December 31, 2004, we renegotiated our line of credit and now have an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum.  The balance at June 30, 2005 was nil (2004 — nil).

In the past, our revenue was dependent on us fulfilling our commitments in accordance with agreements with major customers. We have completed volume shipments on those contracts.  We are now relying on purchase orders with these customers and these customers, like our other customers, will be under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $105.7 million at June 30, 2005, compared to $131.8 million at December 31, 2004.

•                  Accounts receivable amounted to $17.0 million at June 30, 2005, compared to $22.5 million at December 31, 2004.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime.  At June 30, 2005, there were no borrowings under this facility.

Market Risk Disclosure

During the three months ended June 30, 2005, 49.7% of our revenue was earned from United States-based customers. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the three and six months ended June 30, 2005, we have recorded a foreign exchange loss of approximately $0.6 million and $0.8 million, respectively.  As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international operations in Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing.  The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date.  As our business expands in Europe, we expect that we will be increasingly exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

Related Party Transactions

During the three and six months ended June 30, 2005, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the ten most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2004 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

	March 31	June 30
Quarter ended	2005	2005

Revenue	$20,180	$21,930
Cost of goods sold	13,055	27,852
Gross margin	7,125	(5,922)

Expenses:
Sales and marketing	4,289	4,331
Research and development, net	7,261	7,399
Administration	2,935	3,892
Restructuring and other charges	—	4,926
Amortization	691	679
	15,176	21,227
Loss from operations	(8,051)	(27,149)
Other income	535	220
Loss before income taxes	(7,516)	(26,929)
Income tax expense (recovery)	78	(222)
Net loss	$(7,594)	$(26,707)

Loss per share:
Basic	$(0.30)	$(1.05)
Diluted	$(0.30)	$(1.05)

Weighted average number of shares (in thousands):
Basic	25,358	25,364
Diluted	25,358	25,364

	Quarter Ended				Year
2004	March 31	June 30	Sept. 30	Dec. 31	2004

Revenue	$41,641	$51,595	$59,149	$58,820	$211,205
Cost of goods sold	24,839	30,680	36,107	35,974	127,600
Gross margin	16,802	20,915	23,042	22,846	83,605

Expenses:
Sales and marketing	4,173	4,386	5,604	5,866	20,029
Research and development, net	4,739	5,991	6,566	7,231	24,527
Administration	2,064	2,534	2,354	2,041	8,993
Restructuring and other charges	—	—	289	—	289
Amortization	636	563	588	651	2,438
	11,612	13,474	15,401	15,789	56,276
Earnings from operations	5,190	7,441	7,641	7,057	27,329
Other income (expense)	84	(40)	694	1,251	1,989
Earnings before income taxes	5,274	7,401	8,335	8,308	29,318
Income tax expense	704	1,384	1,268	1,042	4,398
Net earnings	$4,570	$6,017	$7,067	$7,266	$24,920

Earnings per share:
Basic	$0.18	$0.24	$0.28	$0.29	$0.99
Diluted	$0.18	$0.23	$0.27	$0.28	$0.96

Weighted average number of shares (in thousands):
Basic	24,986	25,221	25,301	25,339	25,212
Diluted	26,027	26,248	26,087	25,891	26,064

	Quarter Ended				Year
2003	March 31	June 30	Sept. 30	Dec. 31	2003

Revenue	$20,150	$20,736	$26,250	$34,573	$101,709
Cost of goods sold	12,210	12,405	15,566	20,370	60,551
Gross margin	7,940	8,331	10,684	14,203	41,158

Expenses:
Sales and marketing	2,729	2,590	2,653	3,613	11,585
Research and development, net	2,749	2,947	4,677	5,621	15,994
Administration	1,617	1,451	1,331	2,198	6,597
Restructuring and other charges	—	—	1,220	—	1,220
Integration costs	—	—	1,026	921	1,947
Amortization	553	546	590	638	2,327
	7,648	7,534	11,497	12,991	39,670
Earnings (loss) from operations	292	797	(813)	1,212	1,488
Other income (expense)	104	167	(74)	768	965
Earnings (loss) before income taxes	396	964	(887)	1,980	2,453
Income tax expense	35	54	54	55	198
Net earnings (loss)	$361	$910	$(941)	$1,925	$2,255

Earnings (loss) per share:
Basic	$0.02	$0.06	$(0.05)	$0.09	$0.12
Diluted	$0.02	$0.05	$(0.05)	$0.08	$0.12

Weighted average number of shares (in thousands):
Basic	16,355	16,375	18,409	22,563	18,442
Diluted	16,718	16,754	18,409	23,383	18,989

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our quarterly results were as follows:

•                  Revenues decreased during the first half of 2005 due to a reduction in our embedded module business volumes as a result of the completion of embedded module shipments to palmOne at the end of 2004, reported channel inventory that was already sufficient to meet near term customer demand, and increased competition in CDMA EVDO and EDGE PC cards, including a loss of market share at Verizon Wireless.

•                  Restructuring and other charges of $18.2 million were incurred in the second quarter of 2005.  Included in these charges are inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to restructuring. We also recorded a provision of $1.0 million for future legal costs associated with litigation matters.

•                  Revenues increased during 2004 and 2003 as a result of the introduction of new products, our strong market position in CDMA EVDO Release 0 PC cards and our CDMA 1X embedded modules sales to palmOne.

•                  During the third quarter of 2003, we acquired AirPrime, a supplier of high-speed CDMA wireless products located in Carlsbad, California.  The results of AirPrime’s operations have been included in our consolidated financial statements since August 2003.  In connection with the acquisition, we incurred restructuring and other charges in the amount of $1.2 million related to fixed and intangible asset writedowns, workforce reductions and facilities restructuring.  We also incurred integration costs of $1.9 million related to the acquisition and these costs included travel, facilities and costs related to retaining existing employees for the transition period.

•                  During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program.  The agreement is effective for development work commencing April 2003.  Funding of $1.4 million was recognized in the first quarter of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.

•                  During the third quarter of 2004, we incurred restructuring and other charges of $0.3 million as a result of a change in estimate of the facilities restructuring charge that was originally announced in 2002.  The change in estimate reflects the impact of changes in estimated operating costs of the facilities and foreign exchange rates.

Selected Annual Information

In thousands of US $
Years ended December 31,	2002	2003	2004

Revenue	$77,259	$101,709	$211,205
Net earnings (loss)	(41,663)	2,255	24,920
Diluted earnings (loss) per share	(2.56)	0.12	0.96
Total assets	71,089	175,868	215,594
Total current and long-term portions of long term liabilities and obligations under capital lease	6,590	3,735	3,456

Forward-looking Statements

This report contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements.  These forward-looking statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements.  Forward-looking statements reflect our current expectations.  The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance.  Some of the risks we face are:

We have incurred net losses and if our efforts to restore the business to profitability are not successful, we may be required to further restructure or take other actions and our share price may decline.

As a result of the reduction in our business in 2005, we incurred a loss in Q1 2005 of $7.6 million and a loss in Q2 2005 of $26.7 million.  Our accumulated deficit at June 30, 2005 was $80.7 million.  While we had earnings from operations for each of the last two years ended December 31, 2004, we have incurred a loss from operations in each of the three fiscal years ended December 31, 2002.

We expect losses in Q3 2005.  Our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products. If we do not return to profitability, our total losses will increase, we may be required to further restructure and we may need to raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.  As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•                  The timing of releases of our new products;

•                  The timing of substantial sales orders;

•                  Design win cycles in our embedded module business;

•                  The amount of inventory held by our channel partners;

•                  Competition from other market participants;

•                  Possible seasonal fluctuations in demand;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Concentration in our customer base; and

•                  Possible delays or shortages in component supplies.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.  However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

We are subject to, and may in the future be subject to, certain alleged class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations.  We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business.  It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position.  Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance.  In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours.  We also may introduce new products that will put us in direct competition with major new competitors.  Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.  During the first half of 2005, one of the factors that caused a significant decline in CDMA EVDO PC card revenue was increased competition and loss of market share.  In the near term, we expect that our revenue and gross margins will continue to be negatively affected by loss of market share.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.  In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•            Our ability to attract and retain skilled technical employees;

•            The availability of critical components from third parties;

•            Our ability to successfully complete the development of products in a timely manner; and

•            Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as the Voq professional phone, to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenue and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.  In the three months ended June 30, 2005, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 29% of our revenue.  If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins.  If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a few third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier.  We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•            The absence of guaranteed manufacturing capacity;

•            Reduced control over delivery schedules, production yields and costs; and

•            Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our officers or other key employees has entered into a fixed-term employment agreement.  Our success depends in large part on the abilities and experience of our executive officers and other key employees.  Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry.  We may not be able to retain our current key employees or attract and retain additional key employees as needed.  The loss of key employees could disrupt our operations and impair our ability to compete effectively.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change.  Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties.  In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products.  If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•            Higher than anticipated acquisition costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the companies;

•            Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, controls, procedures and policies;

•            The loss of key employees and customers as a result of changes in management;

•                  The incurrence of amortization expenses; and

•                  Possible dilution to our shareholders.

In addition, geographic distances may make integration of businesses more difficult.  We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.  If realized, these risks could reduce shareholder value.

Others could claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

•            We may be liable for damages and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property;

•            We may have to license the intellectual property, incurring licensing fees; and

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•            Undetected misappropriation of our intellectual property;

•            The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•            Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•            Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•            Uncertainties of laws and enforcement relating to the protection of intellectual property;

•            Language barriers; and

•            Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy.  We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars.  We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.  To date, we have not entered into any futures contracts.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Revenue	$21,930	$51,595	$42,110	$93,236
Cost of goods sold	27,852	30,680	40,907	55,519
Gross margin	(5,922)	20,915	1,203	37,717

Expenses
Sales and marketing	4,331	4,386	8,620	8,559
Research and development, net	7,399	5,991	14,660	10,730
Administration	3,892	2,534	6,827	4,598
Restructuring and other charges (note 3)	4,926	—	4,926	—
Amortization	679	563	1,370	1,199
	21,227	13,474	36,403	25,086
Earnings (loss) from operations	(27,149)	7,441	(35,200)	12,631

Other income (expense)	220	(40)	755	44
Earnings (loss) before income taxes	(26,929)	7,401	(34,445)	12,675
Income tax expense (recovery)	(222)	1,384	(144)	2,088
Net earnings (loss)	(26,707)	6,017	(34,301)	10,587
Deficit, beginning of period	(53,983)	(66,739)	(46,389)	(71,309)
Deficit, end of period	$(80,690)	$(60,722)	$(80,690)	$(60,722)

Earnings (loss) per share for the period:
Basic	$(1.05)	$0.24	$(1.35)	$0.42
Diluted	$(1.05)	$0.23	$(1.35)	$0.41

Weighted average number of shares (in thousands)
Basic	25,364	25,221	25,361	25,103
Diluted	25,364	26,248	25,361	26,138

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Net earnings (loss)	$(26,707)	$6,017	$(34,301)	$10,587
Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities	(17)	—	(41)	329
Reclassification adjustment	—	(329)	—	(329)
Comprehensive income (loss)	$(26,724)	$5,688	$(34,342)	$10,587

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	June 30, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$48,050	$131,846
Short-term investments (note 4)	57,665	—
Accounts receivable, net of allowance for doubtful accounts of $1,769 (2004 - $2,468)	17,014	22,506
Inventories (note 5)	10,393	11,090
Prepaid expenses	3,399	5,021
	136,521	170,463

Fixed assets	10,907	10,044
Intangible assets	11,288	14,208
Goodwill	19,227	19,227
Deferred income taxes	—	500
Other assets	1,142	1,152
	$179,085	$215,594

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$6,062	$4,122
Accrued liabilities	29,581	33,890
Deferred revenue and credits	751	461
Current portion of long-term liabilities	748	758
Current portion of obligations under capital lease	522	664
	37,664	39,895

Long-term liabilities	1,985	1,747
Obligations under capital lease	78	287

Shareholders’ equity:
Share capital (note 6)	218,840	218,805
Additional paid-in capital	440	440
Warrants	1,538	1,538
Deficit	(80,690)	(46,389)
Accumulated other comprehensive loss	(770)	(729)
	139,358	173,665
	$179,085	$215,594

Contingencies (note 7)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Cash flows from operating activities:
Net earnings (loss) for the period	$(26,707)	$6,017	$(34,301)	$10,587
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	2,188	1,538	4,308	3,168
Loss (gain) on disposal	(41)	9	(41)	(5)
Non-cash restructuring and other charges	13,040	—	13,040	—
Changes in operating assets and liabilities
Accounts receivable	(1,432)	(6,438)	5,492	(7,436)
Inventories	743	(839)	(6,858)	(1,424)
Prepaid expenses	184	(3,780)	696	(3,513)
Accounts payable	1,755	3,203	1,940	(129)
Accrued liabilities	(1,822)	8,550	(4,299)	12,472
Deferred revenue and credits	87	(78)	290	(227)
Net cash provided by (used in) operating activities	(12,005)	8,182	(19,733)	13,493

Cash flows from investing activities:
Proceeds on disposal	45	5	45	5
Purchase of fixed assets	(2,134)	(2,031)	(4,590)	(3,534)
Increase in intangible assets	(505)	(351)	(1,013)	(1,597)
Purchase of long-term investments	—	(4,358)	—	(21,369)
Proceeds on disposal of long-term investments	—	42,969	—	46,186
Purchase of short-term investments	(31,844)	(13,933)	(57,706)	(21,159)
Proceeds on maturity of short-term investments	—	12,472	—	20,364
Net cash provided by (used in) investing activities	(34,438)	34,773	(63,264)	18,896

Cash flows from financing activities:
Issue of common shares	13	1,021	35	4,215
Repayment of long-term liabilities	(418)	(445)	(834)	(830)
Net cash provided by (used in) financing activities	(405)	576	(799)	3,385

Net increase (decrease) in cash and cash equivalents	(46,848)	43,531	(83,796)	35,774
Cash and cash equivalents, beginning of period	94,898	62,601	131,846	70,358
Cash and cash equivalents, end of period	$48,050	$106,132	$48,050	$106,132

See supplementary cash flow information (note 8).

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

For the three and six months ended June 30, 2005 and 2004

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.              Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements.  The accompanying financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2004 Annual Report.

2.              Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements.

(a)       Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc., Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

(b)       Use of estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of inventory, fixed assets, intangible assets, goodwill and deferred income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)        Stock-based compensation

We have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net earnings (loss) and earnings (loss) per share would have been as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Net earnings (loss):
As reported	$(26,707)	$6,017	$(34,301)	$10,587
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,287)	(1,409)	(2,617)	(2,896)

Pro forma	$(27,994)	$4,608	$(36,918)	$7,691

Basic earnings (loss) per share:
As reported	$(1.05)	$0.24	$(1.35)	$0.42
Pro forma	(1.10)	0.18	(1.46)	0.31

Diluted earnings (loss) per share:
As reported	$(1.05)	$0.23	$(1.35)	$0.41
Pro forma	(1.10)	0.18	(1.46)	0.30

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the vesting period.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Expected dividend yield	—	—	—	—
Expected stock price volatility	86%	99%	87%	99%
Risk-free interest rate	3.07%	3.76%	3.29%	3.54%
Expected life of options	4 years	4 years	4 years	4 years
Weighted average fair value of options granted	$5.80	$17.51	$5.82	$17.95

(d)       Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised Statement of Financial Accounting Standards No. 123R entitled “Share-Based Payment” (“FAS No. 123R”).  This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123R is effective for public entities that do not file as small business issuers as of the beginning of the first fiscal year that begins after June 15, 2005.  We intend to adopt this standard in the period commencing January 1, 2006.  The impact of FAS No. 123R on the three and six months ended June 30, 2005 is disclosed in note 2(c).  The impact of FAS No. 123R in 2006 is not determinable.

3.              Restructuring and Other Charges

(a)         2005 Restructuring

In June 2005, we announced our decision to exit our Voq professional phone initiative, either by divestiture or by termination.  We have engaged investment bankers to assist with the divestiture activities.  In addition to the exit of the Voq initiative, we made some non-Voq related reductions to our operating expenses and assets.  During the three and six months ended June 30, 2005, we incurred restructuring and other charges of $18,200 as follows:

		Included in:
	Total	Cost of Goods Sold	Income Tax Expense	Restructuring and Other
Inventory writedown	$8,556	$8,556	$—	$—
Provision for royalty commitments	2,749	2,749	—	—
Intangible assets writedown	2,435	—	—	2,435
Workforce reduction	1,461	60	—	1,401
Fixed assets writedown	913	715	—	198
Facilities restructuring	711	—	—	711
Deferred tax asset writedown	500	—	500	—
Other	875	694	—	181
Total restructuring and other charges	$18,200	$12,774	$500	$4,926

The inventory writedown of $8,556 is related to the writedown of Voq components and finished goods.

The provision for royalty commitments of $2,749 relates to a writedown of prepaid royalties in the amount of $937 and a further provision of $1,812 for contractual royalty commitments.

Fixed and intangible assets impairment charges of $913 and $2,435, respectively, consist of writedowns primarily for research and development equipment, test equipment and research and development licenses.  The fixed assets and intangible assets, which are no longer required, have been written down to nil.

We reduced our workforce by 51 employees, of which 32 were terminated during the second quarter of 2005 and 19 are on working notice which ends during the third quarter of 2005.  Workforce reduction charges of $1,461 were related to the cost of severance and benefits associated with the 32 employees terminated during the second quarter of 2005.  As at June 30, 2005, the workforce reduction liability was $1,461 which is expected to be substantially paid by the end of the third quarter of 2005.

As a result of the above noted workforce reduction, the facilities restructuring provision was increased by $711 to reflect the costs related to the leased facilities that are greater than our current requirements.

We have increased our deferred tax asset valuation allowance by $500, thereby reducing our deferred tax asset to nil, to reflect the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Other charges of $875 include provisions for tooling purchase commitments and professional fees incurred in connection with the restructuring activities.

The following table summarizes the provision for the 2005 business restructuring program at June 30, 2005:

	Total	Asset Writedowns	Restructuring Accrual
Inventory writedown	$8,556	$7,554	$1,002
Provision for royalty commitments	2,749	937	1,812
Intangible assets writedown	2,435	2,435	—
Workforce reduction	1,461	—	1,461
Fixed assets writedown	913	913	—
Facilities restructuring	711	—	711
Deferred tax asset writedown	500	500	—
Other	875	(10)	885
Total restructuring and other charges	$18,200	$12,329	$5,871

(b)         2002 Restructuring

The following table summarizes the provisions for the 2002 business restructuring program and the balance of the provision at June 30, 2005:

	Facilities Restructuring	Other	Total
Balance at December 31, 2004	$2,505	$51	$2,556
Adjustments	—	(10)	(10)
Cash payments	(483)	(10)	(493)
Balance at June 30, 2005	$2,022	$31	$2,053

4.              Investments

Investments, all of which are classified as available-for-sale, were comprised of the following:

	June 30, 2005	Dec 31, 2004
Commercial paper	$57,665	$—

5.              Inventories

	June 30, 2005	Dec 31, 2004
Electronic components	$3,569	$5,276
Finished goods	6,824	5,814
	$10,393	$11,090

6.              Share Capital

Changes in the issued and outstanding common shares are as follows:

	Number of Shares	Amount

Balance at December 31, 2004	25,357,231	$218,805
Stock option exercises	3,952	22
Balance at March 31, 2005	25,361,183	218,827
Stock option exercises	8,557	13
Balance at June 30, 2005	25,369,740	$218,840

7.              Contingencies

(a)         Contingent liability on sale of products

(i)             Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)          We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)       Under certain research and development funding agreements, we are contingently liable to repay up to $3,262.  Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

(iv)      Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies.  Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004.  During the three and six months ended June 30, 2005, we have recorded, in research and development expense, the accrued repayment of  $218 and $420, respectively (2004 – $462 and $827).  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model.  The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.  As of June 30, 2005, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.  The agreement is effective April 2003.  During the three and six months ended June 30, 2005, we have claimed $448 and $888, respectively (2004 – $352 and $1,790), which has been recorded as a reduction of research and development expense.  During the three and six months ended June 30, 2005, we have recorded, in research and development expense, the accrued repayment of $1 and $16, respectively (2004 – nil and nil).  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.

(v)         We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2003	$2,341
Provisions	2,785
Expenditures	(2,185)
Balance, December 31, 2004	2,941
Provisions	390
Expenditures	(471)
Balance, March 31, 2005	2,860
Provisions	428
Expenditures	(493)
Balance, June 30, 2005	$2,795

(b)         Other commitments

We have entered into purchase commitments totaling approximately $13,000 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between July 2005 and September 2005.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)          Legal proceedings

(i)                  Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  Earlier this year, the defendants filed motions to dismiss the plaintiffs’ second amended complaint.  On May 31, 2005, the Court granted the defendants’ motions and dismissed the plaintiffs’ second amended complaint without prejudice.  The plaintiffs filed their third amended complaint on July 7, 2005 and all the defendants, including the Company, have until August 22, 2005 to file motions to dismiss the plaintiffs’ third amended complaint.  We expect that the Court will hear the motions to dismiss in November 2005.  We have given notice to our liability insurance carrier who has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss.  We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

(ii)               The Company and certain of our officers are named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws.  We are assessing the complaints and have not yet been required to file our response.  We have given notice to our liability insurance carrier, who has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any, however the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1,000.  Therefore, we have accrued $1,000 in our results of operations for the three and six months ended June 30, 2005.

(iii)            On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We were added as a defendant in existing civil action no. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  Since that date, we have reached an agreement with MLR, under which we received non-royalty bearing licenses to use all of MLR’s present and future patents for all of our products and MLR released us from all claims related to their patent portfolio.  MLR has dismissed all claims against us in the lawsuit.

(iv)           We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

8.              Supplementary Information

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Cash received for
Interest	$421	$544	$1,084	$763
Income taxes	1,500	4	1,500	4
Cash paid for
Interest	13	2	27	5
Income taxes	69	192	384	248
Non-cash financing activities
Purchase of fixed assets funded by obligations under capital lease	—	613	—	613

9.              Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

New Canadian securities regulations provide that financial statements filed by an SEC issuer may be prepared in accordance with United States GAAP provided that, if the SEC issuer previously filed or included in a prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain disclosure requirements.  Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods presented.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had our consolidated financial statements been prepared in accordance with Canadian GAAP.  The following is a reconciliation of the net earnings (loss) between U.S. GAAP and Canadian GAAP for the three and six months ended June 30, 2005 and 2004:

The Canadian GAAP interim financial statements follow the same accounting policies and methods of application as our annual financial statements.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Net earnings (loss) under U.S. GAAP	$(26,707)	$6,017	$(34,301)	$10,587
Stock-based compensation expense (a)	(1,287)	(1,409)	(2,617)	(2,896)
Loss on short term investments (d)	(17)	—	(41)	—
Net earnings (loss) under Canadian GAAP	$(28,011)	$4,608	$(36,959)	$7,691

Earnings (loss) per share under Canadian GAAP
Basic	$(1.10)	$0.18	$(1.46)	$0.31
Diluted	$(1.10)	$0.18	$(1.46)	$0.30

(a)         Stock-based compensation

Under U.S. GAAP, we have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25.

Effective January 1, 2004, under Canadian GAAP, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings.  We have retroactively applied HB 3870, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees since the inception of the stock option plan.

(b)         Research and development

Under U.S. GAAP, we expense research and development costs as they are incurred.  Under Canadian GAAP, we expense research costs as they are incurred.  Development costs are expensed unless they meet certain specified criteria for deferral and amortization.  No development costs have been deferred during the three and six months ended June 30, 2005 and 2004 as the criteria for deferral were not met.

(c)          Other comprehensive income

Under U.S. GAAP, we report comprehensive income or loss in accordance with the provisions of Statement of Financial Accounting Standards No. 130 entitled “Reporting Comprehensive Income”.  Under Canadian GAAP, we are not required to report comprehensive income or loss.

(d)         Short-term investments

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized.  Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value, with unrealized losses recorded in net earnings (loss).

(e)          Future income taxes

Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law.  Under Canadian GAAP, substantively enacted tax rates are used.

(f)            Investment tax credits

Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.  Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.  During the three and six months ended June 30, 2005 and 2004, no investment tax credits were recorded.

(g)         Shareholders’ equity

While there is no net difference between shareholders’ equity, as reported under U.S. GAAP and under Canadian GAAP, the various components within shareholders’ equity are affected by the change in reporting and functional currency from Canadian dollars to U.S. dollars during the year ended December 31, 1999.